PRESS RELEASE

Immatics and Editas Medicine Enter Strategic Research Collaboration and Licensing Agreement to Combine Gamma-Delta T Cell Adoptive Cell Therapies and Gene Editing for the Treatment of Cancer

Tuebingen, Germany; Houston, Texas; and Cambridge, Mass., June 7, 2022 – Immatics N.V. (Nasdaq: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, and Editas Medicine, Inc. (Nasdaq: EDIT), a leading genome editing company, today announced that the two companies have entered into a strategic research collaboration and licensing agreement to combine gamma-delta T cell adoptive cell therapies and gene editing to develop medicines for the treatment of cancer. As part of the licensing agreement, Immatics gains non-exclusive rights to Editas Medicine’s CRISPR technology and intellectual property. Editas Medicine is the exclusive licensee of Harvard and Broad Institute’s Cas9 patent estates and Broad Institute’s Cas12a patent estate for human medicines.

By combining Editas Medicine’s gene editing technology with Immatics’ ACTallo® allogeneic, off-the-shelf adoptive cell therapy platform based on gamma-delta T cells, gamma-delta T cells can be redirected to cancer cell targets with the goal of creating cells with enhanced tumor recognition and destruction.

“Engineered cell therapies have the potential to significantly impact the treatment paradigm for cancer, and our partnership with the esteemed team at Editas Medicine will provide us with further versatility and flexibility in how we engineer our ACTallo® cell therapies based on a specific tumor target,” said Rainer Kramer, Ph.D., Chief Business Officer, Immatics. “It has always been our focus to deliver innovative science to cancer patients and this collaboration with Editas Medicine will enable us to access CRISPR technologies and apply them to our off-the-shelf gamma-delta T cell platform.”

“We believe that our gene editing technology can modulate and enhance the potential of cell therapies to deliver transformative medicines for the treatment of cancer. We are excited to work with the team at Immatics to develop new experimental medicines with enhanced tumor fighting abilities to help patients with cancer,” said Gilmore O’Neill, M.B., M.M.Sc., President and Chief Executive Officer, Editas Medicine.

Under the terms of the agreement, Editas Medicine will be eligible to receive an undisclosed upfront cash payment as well as additional milestone payments based on development, regulatory, and commercial milestones. In addition, Immatics will pay royalties on future net sales on any products that may result from this collaboration.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Instagram, Twitter and LinkedIn.

About Editas Medicine

As a leading genome editing company, Editas Medicine is focused on translating the power and potential of the CRISPR/Cas9 and CRISPR/Cas12a genome editing systems into a robust pipeline of treatments for people living with serious diseases around the world. Editas Medicine aims to discover, develop, manufacture, and commercialize transformative, durable, precision genomic medicines for a broad class of diseases. Editas Medicine is the exclusive licensee of Harvard and Broad Institute’s Cas9 patent estates and Broad Institute’s Cas12a patent estate for human medicines. For the latest information and scientific presentations, please visit www.editasmedicine.com.

Immatics Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

Editas Forward-Looking Statement

This press release contains forward-looking statements and information within the meaning of The Private Securities Litigation Reform Act of 1995. The words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘could,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘predict,’’ ‘‘project,’’ ‘‘target,’’ ‘‘should,’’ ‘‘would,’’ and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements regarding the expected benefits of Editas Medicine’s collaboration with Immatics, including any future payments it may receive under the strategic research collaboration and licensing agreement and the potential to generate medicines from the collaboration. Editas Medicine may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including: uncertainties inherent in the initiation and completion of pre-clinical studies and clinical trials and clinical development of Editas Medicine’s product candidates; availability and timing of results from pre-clinical studies and clinical trials; whether interim results from a clinical trial will be predictive of the final results of the trial or the results of future trials; expectations for regulatory approvals to conduct trials or to market products and availability of funding sufficient for Editas Medicine’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. These and other risks are described in greater detail under the caption “Risk Factors” included in Editas Medicine’s most recent Annual Report on Form 10-K, which is on file with the Securities and Exchange Commission, as updated by Editas Medicine’s subsequent filings with the Securities and Exchange Commission, and in other filings that Editas Medicine may make with the Securities and Exchange Commission in the future. Any forward-looking statements contained in this press release represent Editas Medicine’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Except as required by law, Editas Medicine explicitly disclaims any obligation to update any forward-looking statements.

For more information, please contact:

Immatics Media and Investor Relations
Jacob Verghese or Stephanie May
Trophic Communications
Phone: +49 89 2070 89831
immatics@trophic.eu

Immatics N.V.
Anja Heuer	Jordan Silverstein
Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415 606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

Editas Medicine
Media Cristi Barnett +1 617 401 0113 Cristi.barnett@editasmed.com	Investors Ron Moldaver +1 617 401 9052 ir@editasmed.com